SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

BVR TECHNOLOGIES LTD.

(Translation of Registrant's name into English)

16 Hamelacha Street, Park Afek, Rosh Haayin, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On March 3, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD.

By: [signature]
Yaron Sheinman
Chairman of the Board of Directors

Dated: March 6, 2002

Exhibit 1

BVR TECHNOLOGIES LTD. ANNOUNCES YEAR 2001 AND Q4/2001 FINANCIAL RESULTS

Tel-Aviv, Israel, March 3, 2002 – BVR Technologies Ltd. (NASDAQ: BVRT), today announced results for the twelve months ended December 31, 2001. BVR Technologies Ltd. (BVR) is a management hi-tech company with four affiliated companies: vi[z]rt Ltd., formerly RT-SET (Neuer Markt: VIZ), a 21% owned affiliate, Coresma Ltd., formerly NetGame Ltd., a 37% owned affiliate, BrightCom Technologies Ltd., a 32% owned affiliate, and Unisfair Inc., a 41% owned affiliate.

Financial Highlights of BVR

BVR's net loss for the year ended December 31, 2001 was $13.1 million compared to a net loss of $4.8 million for 2000. Basic loss per share for the year ended December 31, 2001 was $1.34 compared to a basic loss per share of $0.50 for 2000.

The net loss for the year ended December 31, 2001 was affected by BVR's equity share in the losses of its affiliates, and primarily, vi[z]rt and Coresma. All losses resulting from Brightcom's operation were offset by a past capital gain resulting from issuance of Brightcom's shares to a third party.

Equity in losses of all affiliates for the year ended December 31, 2001, amounted to $11.4 million, compared to $19.2 million in 2000 (including equity in losses from Nexus which was recorded as discontinued operations, in the amount of $1.4 million and $5.6 million for 2001 and 2000, respectively). The equity losses were affected primarily by BVR's share in vi[z]rt's loss of $7.5 million, most of which was attributable to a write-off resulting from the acquisition of Peak Broadcast Systems by vi[z]rt.

The Company distributed all its shares in Nexus Telocation Systems Ltd. (NASDAQ: NXUS) in July 2001 and thus Nexus' results are incorporated only through June 30, 2001.

BrightCom

BrightCom is the pioneer of Bluetooth Application Processors — integrated chip and software platforms that help customers quickly introduce differentiated products for wireless communications. During 2001, a Bluetooth market research from Frost and Sullivan predicted that BrightCom is "expected to become a serious competitor in the Bluetooth silicon market". The company has shipped its BIC2101 Bluetooth application processor, and offers it within development kits and reference designs. The company has demonstrated initial sales of development kits and chips during 2001.

BrightCom expects to release its second generation Application Processor, the BIC2102, during the second quarter of 2002. The BIC2102 is a unique Bluetooth solution targeted to fully embedded applications with advanced interfaces and processing capabilities.

The company has set distribution channels in Korea, Taiwan, Hong Kong and China, and is targeting US customers through its San Diego based subsidiary.

Coresma

Coresma is a leading provider of broadband over cable technology for the MDU marketplace. The company designs cable modem termination systems, cable subscriber devices, and management software for apartments, hotels, hospitals, and rural municipalities. Coresma also licenses network software intellectual property to leading semiconductor companies.

Unisfair

Unisfair develops and markets a leading online event platform.

Unisfair's flagship product, the GMEP(tm) (Global Mass Event Platform), is a comprehensive platform focusing on the creation and management of multiple on line interactive events. GMEP(tm) enables users to conduct live web presentations, conferences, online expos and events, suitable for both small-scale and large-scale participant forums, without the need to perform any prior download and while being fully operational from the web browser on the user's desk.

The platform has already been chosen and implemented by market leaders including: Event organizers, publishers, and online recruitment firms.

vi[z]rt

vi[z]rt is the leader in real-time digital graphics, integrated enterprise content management and distribution tools for visual communication. We produce innovative software that enables the creation and distribution of rich visual content for broadcast graphics, virtual environments and quantitative visualization and information display across networks that are delivered to different media platforms, including television, interactive television, the Internet, and Wireless Application Protocol. vi[z]rt tools enable organizations to create their message once and deliver it simultaneously to different media with major economies in production and increased impact. Major broadcast television networks, Internet portals, museums and universities around the world use vi[z]rt products and solutions.

For further information on our affiliates please visit our website: www.bvrtech.com

(This press release contains forward-looking statements with respect to the business, financial condition and results of operations of BVR Technologies and its affiliates. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for BVR's affiliates' products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR's reports filed from time to time with the Securities and Exchange Commission.)

Contacts: **Yaron Sheinman, CEO**
Tel +972 3 696 6060
Fax + 972 3 696 6062
E-mail yaron@bvrtech.com

FINANCIAL TABLES FOLLOW

BVR TECHNOLOGIES LTD. SELECTED FINANCIAL DATA

Consolidated Statements of Operations: (US$ in thousands):

	Year Ended 31.12.01 Audited	**Year Ended 31.12.00 Audited**
Services	267	235
General and administrative expenses	994	827
Operating loss	(933)	(784)
Financial income (expenses), net	476	(172)
Other income net (loss)	(1,281)	11,452
Tax on income	(203)	(296)
Equity losses from affiliates	(10,052)	(13,628)
Loss from discontinued operation	(1,108)	(1,371)
Net loss	(13,101)	(4,799)

Basic loss per share from: (US $)	**December 31, 2001**	**December 31, 2000**
Continued operation	(1.23)	(0.35)
Discontinued operation	(0.11)	(0.15)
Net loss per share	(1.34)	(0.50)
Weighted average number of ordinary shares outstanding (in thousands)	9,717	9,690

Consolidated Balance Sheet Data: (US$ in thousands)		
	December 31, 2001 Audited	**December 31, 2000 Audited**
Total assets	10,139	27,096
Shareholders' equity	9,193	26,954
Cash and Cash Equivalents	3,778	7,753